SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2002

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.       Description

No.1 Director Shareholding released by the London Stock Exchange on 4 October 2002

No.2 Director Shareholding released by the London Stock Exchange on 7 October 2002

No.3 Blocklisting Interim Review released by the London Stock Exchange on 9 October 2002

No.4 Director Shareholding released by the London Stock Exchange on 11 October 2002

No.5 Director Shareholding released by the London Stock Exchange on 15 October 2002

No.6 Director Shareholding released by the London Stock Exchange on 21 October 2002

No.7 Holding(s) in Company released by the London Stock Exchange on 29 October 2002

No.8 Director Shareholding released by the London Stock Exchange on 30 October 2002

No.9 Purchase of Own Securities released by the London Stock Exchange on 1 November 2002

Exhibit No.1

            The Rank Group Qualifying Employee Share Ownership Trust
                                    (QUEST)

On 3 October 2002 each of the Executive Directors of The Rank Group Plc technically became interested in 4329 Ordinary shares in The Rank Group Plc by virtue of the QUEST being allotted the shares and those Directors being potential beneficiaries under the QUEST.


Note: For Companies Act purposes, each of the Executive Directors of The Rank Group Plc, together with all employees of the Company, are deemed to have a technical interest in all the shares held in Rank Group's QUEST. The interest ceases when shares are transferred to individuals who acquire shares from the QUEST on the exercise of options.



Contact:     Charles Cormick           020 7535 8012

             Company Secretary
             The Rank Group Plc

Exhibit No.2


                                THE RANK GROUP PLC

             The Rank Group Qualifying Employee Share Ownership Trust
                                      (QUEST)

On 7 October 2002 each of the Executive Directors of The Rank Group Plc technically ceased to be interested in 4329 Ordinary shares in The Rank Group Plc by virtue of the QUEST transferring the shares to employees.



Note: For Companies Act purposes, each of the Executive Directors of The Rank Group Plc, together with all employees of the Company, are deemed to have a technical interest in all the shares held in Rank Group's QUEST. The interest ceases when shares are transferred to individuals who acquire shares from the QUEST on the exercise of options.


Contact: Charles Cormick          020 7535 8012

         Company Secretary
         The Rank Group Plc

Exhibit No.3


                           BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:  THE RANK GROUP PLC


2. NAME OF SCHEME:   The Rank Organisation & Rank Group Executive Share Option
                     Schemes

3. PERIOD OF RETURN: FROM: 1 April 2002      TO: 30 September 2002


4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:            9,351,209 Ordinary shares of 10p each


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:           186,515


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                     9,164,694


7. NUMBER AND CLASS OF SHARE(S)                  Original listing: 11,000,000
   (AMOUNT OF STOCK/DEBT SECURITIES)             Ordinary shares of 10p each on
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:  9 October 1996 (Listing
                                                 reference A/4064/1996)


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

593,495,949


CONTACT FOR QUERIES:

NAME:       Clare Duffill

TELEPHONE:  020 7535 8133



                           BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:  THE RANK GROUP PLC


2. NAME OF SCHEME:   The Rank Organisation Overseas Executive Share Option Plan


3. PERIOD OF RETURN: FROM: 1 April 2002      TO: 30 September 2002


4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:            1,564,038 Ordinary shares of 10p each


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:           NIL


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                     1,564,038


7. NUMBER AND CLASS OF SHARE(S)                  Original listing: 2,000,000
   (AMOUNT OF STOCK/DEBT SECURITIES)             Ordinary shares of 10p each on
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:  9 October 1996 (Listing
                                                 reference A/4064/1996)


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

593,495,949


CONTACT FOR QUERIES:

NAME:       Clare Duffill

TELEPHONE:  020 7535 8133




                           BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:  THE RANK GROUP PLC


2. NAME OF SCHEME:   The Rank Group Share Savings Schemes


3. PERIOD OF RETURN: FROM: 1 April 2002      TO: 30 September 2002


4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:            5,319,268 Ordinary shares of 10p each


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:           760,122


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                     4,559,146


7. NUMBER AND CLASS OF SHARE(S)                  Original listing: 2,000,000
   (AMOUNT OF STOCK/DEBT SECURITIES)             Ordinary shares of 10p each on
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:  9 October 1996 (Listing
                                                 reference A/4064/1996) and
                                                 5,000,000 Ordinary shares
                                                 of 10p each on 17 June 2002.


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

593,495,949


CONTACT FOR QUERIES:

NAME:       Clare Duffill

TELEPHONE:  020 7535 8133

Exhibit No.4


                               THE RANK GROUP PLC

            The Rank Group Qualifying Employee Share Ownership Trust
                                     (QUEST)

On 11 October each of the Executive Directors of The Rank Group Plc technically ceased to be interested in 8,309 Ordinary shares in The Rank Group Plc by virtue of the QUEST transferring the shares to employees.

Note: For Companies Act purposes, each of the Executive Directors of The Rank Group Plc, together with all employees of the Company, are deemed to have a technical interest in all the shares held in Rank Group's QUEST. The interest ceases when shares are transferred to individuals who acquire shares from the QUEST on the exercise of options.

Contact:  Charles Cormick             020 7535 8012

          Company Secretary
          The Rank Group Plc





                       DEALINGS BY DIRECTORS


1)  NAME OF COMPANY

THE RANK GROUP PLC

2)  NAME OF DIRECTOR

OLIVER STOCKEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

GREENWOOD NOMINEES LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISITION OF SHARES

7)  Number of shares/amount of
    stock acquired

12,000

8)   (N/A %)
    of issued Class

NOT SIGNIFICANT

9)  Number of shares/amount
    of stock disposed

-

10)  ( N/A %)
    of issued Class

-

11) Class of security

ORDINARY SHARES

12) Price per share

247.00P

13) Date of transaction

10 OCT 2002

14) Date company informed

10 OCT 2002

15) Total holding following this notification

37,772 SHARES OF 10P EACH

16) Total percentage holding of issued class following this notification

NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

CHARLES CORMICK   020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification       11/10/2002

Exhibit No.5


               The Rank Group Employee Benefit Trust ("the Trust")

The Trustees of the Trust, established under a Trust Deed dated 4th October 1996, have acquired 500,000 Ordinary shares in The Rank Group Plc for 260.92 pence per share on 14th October 2002, in order to meet part of its anticipated future requirements for all participating employees under the Company's long term incentive plan.

As the Trust is a discretionary trust, all executive directors of The Rank Group Plc are deemed to be interested in the shares held by the Trust. We therefore advise you that the executive directors of the Company, being members of the class of potential beneficiaries, are now interested in a total of 3,524,389 Ordinary shares of 10 pence each in the Company held by the Trustees.



Enquiries:

The Rank Group Plc

     Charles Cormick, Company Secretary
     Clare Duffill, Company Secretariat Executive      020 7706 1111

Exhibit No.6

                              THE RANK GROUP Plc

           The Rank Group Employee Benefit Trust ("the Trust")

The Trustees of the Trust, established under a Trust Deed dated 4th October 1996, have acquired 372,768 Ordinary shares in The Rank Group Plc for 266.11 pence per share on 18th October 2002, in order to meet part of its anticipated future requirements for all participating employees under the Company's long term incentive plan.

As the Trust is a discretionary trust, all executive directors of The Rank Group Plc are deemed to be interested in the shares held by the Trust. We therefore advise you that the executive directors of the Company, being members of the class of potential beneficiaries, are now interested in a total of 3,897,157 Ordinary shares of 10 pence each in the Company held by the Trustees.


Enquiries:

The Rank Group Plc

Charles Cormick, Company Secretary
Clare Duffill, Company Secretariat Executive      020 7706 1111

Exhibit No.7


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc


2. Name of shareholder having a major interest

Allianz Group AG


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above and its subsidiaries


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Allianz AG, Allianz Finanzbeteiligungs GmbH, Dresdner Bank AG


5. Number of shares / amount of stock acquired




6. Percentage of issued class




7. Number of shares / amount of stock disposed




8. Percentage of issued class




9. Class of security

Ordinary Share


10. Date of transaction

25th October 2002


11. Date company informed

29th October 2002


12. Total holding following this notification

18,598,983


13. Total percentage holding of issued class following this notification

3.13%


14. Any additional information




15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133


16. Name and signature of authorised company official responsible for making this notification

Clare Duffill


Date of notification

29th October 2002



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No.8


                               THE RANK GROUP PLC

        The Rank Group Qualifying Employee Share Ownership Trust (QUEST)

On 28 October 2002 each of the Executive Directors of The Rank Group Plc technically became interested in 1,731 Ordinary shares in The Rank Group Plc by virtue of the QUEST being allotted the shares and those Directors being potential beneficiaries under the QUEST.

On 30 October 2002 each of the Executive Directors of The Rank Group Plc technically ceased to be interested in 1,731 Ordinary shares in The Rank Group Plc by virtue of the QUEST transferring the shares to employees.

                Note:      For Companies Act purposes, each of the Executive
                Directors of The Rank Group Plc, together with all employees of the Company, are deemed to have a technical interest in all the shares held in Rank Group's QUEST. The interest ceases when shares are transferred to individuals who acquire shares from the QUEST on the exercise of options.


Contact:      Charles Cormick          020 7535 8012

          Company Secretary

          The Rank Group Plc

Exhibit No.9


1 November 2002


                  The Rank Group Plc Acquires Guaranteed Notes


The Rank Group Plc announces that Rank Group Finance Plc has acquired, in an open market offer, $21 million of its $45.8 million 7.125% Guaranteed Notes due 2018. The acquired Notes will be cancelled. Notes totalling $24.8 million remain in issue. A prior notice of cancellation was issued in August 2001.


                                     -ends-



For further details contact:

The Rank Group Plc

Sam Wren, Director of Treasury

Charles Cormick, Company Secretary

020 7706 1111

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  31 October 2002

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary